UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2

07745 Jena, Germany

(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

INCORPORATION BY REFERENCE

On May 21, 2024, InflaRx N.V. issued a press release titled, “InflaRx Presents New Analysis of PANAMO Phase III Trial in Severe COVID-19 at ATS 2024 Showing Potential Synergy With Vilobelimab When Used in Combination with Other Immunomodulators.” A copy of the press release is attached hereto as Exhibit 99.1, which shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 21, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: May 21, 2024
	By:	/s/ Niels Riedemann
		Name:	Niels Riedemann
		Title:	Chief Executive Officer

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